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                 June 7, 2021

       John Brda
       President and Chief Executive Officer
       Torchlight Energy Resources, Inc.
       5700 W. Plano Parkway, Suite 3600
       Plano, TX 75093

                                                        Re: Torchlight Energy
Resources Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 28, 2021
                                                            File No. 333-256632

       Dear Mr. Brda:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Michael A. Hedge